August 13, 2024

Steven Pieper
Chief Financial Officer
Xeris Biopharma Holdings, Inc.
1375 West Fulton Street, Suite 100
Chicago, IL 60607

       Re: Xeris Biopharma Holdings, Inc.
           Form 10-K for the year ended December 31, 2023
           Form 10-Q for the quarterly period ended March 31, 2024 File No. 001-40880
Dear Steven Pieper:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences